UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01. K Wave Media, Inc. (Nasdaq: KWM) (“K Wave” or the “Company”) Announces entering into a securities purchase agreement for $500 Million Equity Purchase Facility to Support Bitcoin Treasury Strategy

On June 4, 2025, K Wave Media Ltd. (the “Company”) announced that it has entered into a securities purchase agreement with Bitcoin Strategic Reserve KWM LLC, providing for the sale by the Company of up to $500 million of ordinary shares.

Proceeds from the facility will be used to support the Company’s Bitcoin-centric digital asset treasury strategy as well as for working capital and M&A activities, further expanding its content and K-POP related businesses. Under this initiative, K Wave will, subject to certain limitations, allocate a significant portion of the proceeds received from the sale of any shares under the facility to the purchasing, long-term holding, and yield optimization of Bitcoin (BTC) — positioning itself among the first publicly traded media companies to integrate BTC directly into its core treasury operations. In addition, the Company plans to operate Bitcoin Lightning Network nodes and invest in Bitcoin-native infrastructure to enhance decentralization and facilitate on-chain transaction rewards.

Copies of the press release and the securities purchase agreement are attached as Exhibits 99.1 and 99.2 to this current report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 4, 2025
99.2	Standby Equity Purchase Agreement dated June 3, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

By:	/s/ Jun Jong
Name:	Jun Jong
Title:	Chief Financial Officer

Date: June 4, 2025

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